SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding renewal of continuing connected transactions and strategic agreement, proposed amendments to Articles of Association and change of supervisors, dated October 29, 2009.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 2, 2009	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND

STRATEGIC AGREEMENT, PROPOSED AMENDMENTS TO ARTICLES

OF ASSOCIATION AND CHANGE OF SUPERVISORS

SUMMARY

Reference is made to the announcements dated 28 July 2008 and 15 December 2008 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and /or its associates, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. Reference is also made to the announcements dated 30 August 2006 and 15 June 2007 in relation to the Strategic Agreement and its Supplemental Agreement entered into between the Company and CCS.

The above Agreements will expire on 31 December 2009.

The Board announces that the Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement in accordance with their respective provisions for a further term of one year expiring on 31 December 2010. The Board also announces that the Company and CCS have entered into the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities.

LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder and CCS is a subsidiary of China Telecommunications Corporation, the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement are expected to exceed the 2.5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

As each of the percentage ratios (other than the profits ratio) of the transactions contemplated under the Community Services Framework Agreement for the year ending 31 December 2010 is expected to be above 0.1% but less than 2.5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules. Details of the Community Services Framework Agreement will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Community Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Cap applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposes to make amendments to the Articles of Association in order to align the description of the scope of business with the relevant wordings in the recently renewed Permit.

CHANGE OF SUPERVISORS

Mr. Xiao Jinxue has proposed to resign from his position as the Supervisor of the Company due to a change in job responsibility. The resignation will become effective upon approval of the appointment of the new Supervisor at the EGM. The Supervisory Committee proposes to appoint Mr. Miao Jianhua as the Supervisor of the Company. When the relevant resolution approving the appointment of Mr. Miao Jianhua is duly passed at the EGM, the Company will publish an announcement in relation to the resignation and the appointment according to Rule13.51(2) of the Listing Rules.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (iii) the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement); (iv) the proposed amendments to the Articles of Association; and (v) the appointment of Mr. Miao Jianhua as the Supervisor of the Company.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Strategic Agreement and its Supplemental Agreement, and the transactions contemplated thereunder at the EGM. No shareholder of the Company is required to abstain from voting on the resolutions in respect of the amendments to the Articles of Association and the change of Supervisors.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement.

A circular containing, amongst other things, (i) details of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; (ii) details of the proposed amendments to the Articles of Association; (iii) details of the change of Supervisors; (iv) a letter from the Independent Board Committee containing its recommendation in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; (v) a letter from the Independent Financial Adviser, ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; and (vi) a notice of the EGM, will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

Reference is made to the announcements dated 28 July 2008 and 15 December 2008 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. Reference is also made to the announcements dated 30 August 2006 and 15 June 2007 in relation to the Strategic Agreement and its Supplemental Agreement entered into between the Company and CCS.

An extraordinary general meeting was convened on 16 September 2008, at which the Independent Shareholders approved, amongst other things: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement and the Annual Cap applicable thereto, and (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Annual Cap applicable thereto.

Extraordinary general meetings were convened by the Company on 25 October 2006 and 7 August 2007, at which the Independent Shareholders approved, amongst other things, the Strategic Agreement and its Supplemental Agreement respectively.

On 15 December 2008, the Company and China Telecommunications Corporation agreed to renew the Community Services Framework Agreement and the continuing connected transactions contemplated thereunder.

The above Agreements will expire on 31 December 2009.

The Board announces that the Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement in accordance with their respective provisions for a further term of one year expiring on 31 December 2010. The Board also announces that the Company and CCS have entered into the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecommunications Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group.

The Engineering Framework Agreement will expire on 31 December 2009 and can be renewed for further periods of three years unless the Company notifies China Telecommunications Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The charges payable for the services under the Engineering Framework Agreement are determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$568,182), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,272,727) shall be determined by reference to the tender price. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of one year expiring on 31 December 2010.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecommunications Corporation and/or its associates to the Group.

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2009 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of one year expiring on 31 December 2010.

Community Services Framework Agreement

The Community Services Framework Agreement relates to the provision of cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services by China Telecommunications Corporation and/or its associates to the Group.

The Community Services Framework Agreement will expire on 31 December 2009 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Community Services Framework Agreement.

The community services under the Community Services Framework Agreement are provided at:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of one year expiring on 31 December 2010.

Reasons for and Benefits of the Transactions Contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

Annual Caps

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The Annual Caps for the years ending 31 December 2009 and 31 December 2010, for the transactions contemplated under each of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement are set out below:

Agreements	Unaudited historical amount for the period from 1 January to 30 September 2009	Annual Caps for the year ending 31 December 2009	Annual Caps for the year ending 31 December 2010

Engineering Framework Agreement	RMB3,889 million (equivalent to HK$4,419 million)	RMB8,327 million (equivalent to HK$9,463 million)	RMB7,052 million (equivalent to HK$8,014 million)

Ancillary Telecommunications Services Framework Agreement	RMB4,246 million (equivalent to HK$4,825 million)	RMB6,800 million (equivalent to HK$7,727 million)	RMB7,700 million (equivalent to HK$8,750 million)

Community Services Framework Agreement	RMB1,660 million (equivalent to HK$1,886 million)	RMB2,900 million (equivalent to HK$3,295 million)	RMB2,900 million (equivalent to HK$3,295 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2009 has been exceeded as at the date of this announcement. Each of the Annual Caps of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement for the year ending 31 December 2010 has been determined by reference to the nature of the transactions contemplated under the respective agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending 31 December 2010. The decrease in the Annual Cap for the year ending 31 December 2010 in relation to the Engineering Framework Agreement is mainly attributable to the decrease in expected capital expenditure level for the wireline telecommunication network and facilities for the year ending 31 December 2010, while the Company’s mobile network is leased from China Telecommunications Corporation, which is responsible for the planning, finance and construction of the Company’s mobile network. The increase in the Annual Cap for the year ending 31 December 2010 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the continuing expansion of the Company’s mobile business along with the planned further development and expansion of the sales channel network and the expected increase in repair and maintenance services expenditures. The consideration under each of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

Listing Rules Implications

The Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the Annual Caps for the transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 are expected to exceed the 2.5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

As each of the percentage ratios (other than the profits ratio) of the transactions contemplated under the Community Services Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 is expected to be above 0.1% but less than 2.5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules. Details of the Community Services Framework Agreement will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

STRATEGIC AGREEMENT AND ITS SUPPLEMENTAL AGREEMENT

Independent Shareholders of the Company approved at the extraordinary general meetings the signing of the Strategic Agreement between the Company and CCS on 30 August 2006 and the signing of the Supplemental Agreement on 15 June 2007.

Pursuant to the Strategic Agreement and its Supplemental Agreement, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by CCS are basically the same as those of other service providers, the provincial branches of the Company in the service area of CCS shall annually receive such services from the related wholly-owned subsidiaries of CCS with total value no less than 10.6% of total annual capital expenditure of the related provincial branches of the Company in that year. Under the Strategic Agreement, CCS will offer at least 5% price discount to the Company based on the applicable standard prices for the services in connection with the design, construction, project supervision and management of communication engineering projects. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January

2007 and 31 December 2009, if the terms related to certain maintenance management services provided by CCS are basically the same as those of other service providers, the provincial branches of the Company in the service area of CCS shall annually receive such services from the wholly-owned subsidiaries of CCS with total value no less than RMB1,780 million (equivalent to approximately HK$2,023 million).

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. CCS pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party to the Strategic Agreement and its Supplemental Agreement are the same as those provided by an Independent Third party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

The pricing basis of the tariff standards (applicable standard prices) under the Strategic Agreement and its Supplemental Agreement is summarised hereunder:

(i)	If the government-prescribed prices are available, the government-prescribed prices shall be used.

(ii)	If the government-guided prices are available, the government-guided prices shall be used.

(iii)	If neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business in the PRC.

(iv)	If the government-prescribed prices, the government-guided prices and the market prices are not available, the parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the parties upon consultation.

(v)	Upon the consent by the parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

Pursuant to the Strategic Agreement and its Supplemental Agreement, with the term covered from 1 January 2007 to 31 December 2009, both parties may negotiate the renewal of the Strategic Agreement upon its expiration. The Company and CCS have entered the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities.

Reasons for and Benefits of the Transactions Contemplated under the Strategic Agreement and its Supplemental Agreement

The main reasons and benefits for the transactions contemplated under the Strategic Agreement and its Supplemental Agreement are the same as those disclosed in the relevant announcements dated 30 August 2006 and 15 June 2007 and are summarised hereunder:

(i)	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(ii)	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future might result in an increase in the construction of various operator networks and an increase of operational expenses, and operators might increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(iii)	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The Company must strengthen areas such as corporate informational services, IT services and Internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a multi-cooperation model, the Company and CCS can mutually benefit from each other’s resources.

Annual Caps

Neither the Strategic Agreement nor its Supplemental Agreement sets out any Annual Caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic Agreement and its Supplemental Agreement are covered by these framework agreements. These frameworks agreements are already subject to Annual Caps and the proposed Annual Caps for the transactions under the Strategic Agreement and its Supplemental Agreement are subsumed under the Annual Caps of those framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement.

The Company confirms that all transactions currently contemplated under the Strategic Agreement and its Supplemental Agreement are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement and its Supplemental Agreement not covered under any existing framework agreement.

Listing Rules Implications

China Telecommunications Corporation, the controlling shareholder of the Company, and its associates beneficially own approximately 52.6% of the issued share capital of CCS. CCS is a connected person of the Company and the transactions contemplated under the Strategic Agreement and its Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

The continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Community Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Cap applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposes to make amendments to the Articles of Association in order to align the description of the scope of business with the relevant wordings in the recently renewed Permit, by substituting the following phrases in Article 13:

“Type 2 value-added telecommunications businesses, namely, storage and forwarding business, call centre business, Internet access services business and information service business.

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

with:

“Type 2 value-added telecommunications businesses, namely, voice mailbox business, fax storage and forwarding business, X.400 email business, call centre business, Internet access services business and information service business (including fixed telephone information service business, Internet information service business and mobile information service business).

Information service business (limited to mobile network information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

CHANGE OF SUPERVISORS

Mr. Xiao Jinxue has proposed to resign from his position as the Supervisor of the Company due to a change in job responsibility. The resignation will become effective upon approval of the appointment of the new Supervisor at the EGM. The Supervisory Committee proposes to appoint Mr. Miao Jianhua as the Supervisor of the Company. When the relevant resolution approving the appointment of Mr. Miao Jianhua is duly passed at the EGM, the Company will publish an announcement in relation to the resignation and the appointment according to Rule13.51(2) of the Listing Rules.

Mr. Xiao Jinxue has confirmed that he has no disagreement with the Board and that there are no other matters, in relation to his resignation, that need to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to express its gratitude for the valuable contribution of Mr. Xiao Jinxue to the Company during his tenure of office.

Mr. Miao Jianhua, age 57, is the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (iii) the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement); (iv) the proposed amendments to the Articles of Association; and (v) the appointment of Mr. Miao Jianhua as the Supervisor of the Company.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Strategic Agreement and its Supplemental Agreement, and the transactions contemplated thereunder at the EGM. No shareholder of the Company is required to abstain from voting on the resolutions in respect of the amendments to the Articles of Association and the change of Supervisors.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement.

A circular containing, amongst other things, (i) details of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; (ii) details of the proposed amendments to the Articles of Association; (iii) details of the change of Supervisors; (iv) a letter from the Independent Board Committee containing its recommendation in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; (v) a letter from the Independent Financial Adviser, ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement; and (vi) a notice of the EGM, will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2009 Supplemental Agreement”	the supplemental agreement entered into between the Company and CCS on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities

“Agreements”	the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 27 July 2008 with expiration on 31 December 2009

“Annual Caps”	the maximum aggregate annual values

“Articles of Association”	the article of association of the Company

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“CCS”	China Communications Services Corporation Limited , a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange and whose principal business includes the provision of specialised telecommunications support services offering telecommunications infrastructure services, business process outsourcing services and applications and content and other services to telecommunications operators in the PRC

“CCS Group”	CCS, together with all of its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 15 December 2008 with expiration on 31 December 2009

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	as defined in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to approve: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (iii) the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement); (iv) the proposed amendments to the Articles of Association; and (v) the appointment of Mr. Miao Jianhua as the Supervisor of the Company.

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 27 July 2008 with expiration on 31 December 2009

“Group”	the Company, together with all of its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB0.88. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 ( advising on corporate finance) regulated activities

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd

“MIIT”	Ministry of Industry and Information Technology of the PRC

“Permit”	the People’s Republic of China Value-added Telecom Service Operation Permit granted to China Telecom by the MIIT, as amended and renewed from time to time

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Strategic Agreement”	The Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 which sets out the terms of the strategic cooperation between the parties, as amended by its supplemental agreements from time to time

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the committee of Supervisors of the Company

“Supplemental Agreement”	the Supplemental Agreement to the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 15 June 2007 to amend certain terms of the Strategic Agreement in order to expand the geographic scope of mutual strategic cooperation between the parties

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 29 October 2009

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.